As filed with the Securities and Exchange Commission on January 5, 2006
1933 Act File No. 333-128229
1940 Act File No. 811-21805

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
(Check Appropriate Box or Boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑

Amendment No. 3	☑
SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.
(Exact Name of Registrant as Specified in Certificate of Trust)
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311
(Address of Principal Executive Offices)
(800) 858-8850
(Registrant’s Telephone Number)
Gregory N. Bressler, Senior Vice President and General Counsel
AIG SunAmerica Asset Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311
(Name and Address of Agent for Service)
Copy to:
Jon S. Rand
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500
Leonard B. Mackey, Jr.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☐
     It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c). If appropriate, check the following box:

☑	This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-128229.
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed Maximum	Proposed Maximum	Amount of
Title of Securities	Amount Being	Offering Price	Aggregate Offering	Registration
Being Registered	Registered(1)(2)	per Unit(1)	Price(1)(2)	Fee*
Common Stock, .001 par value	15,000,000 shares	20.00	$300,000,000	$32,100

(1)	Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes Shares that may be offered to the underwriters pursuant to an option to cover over-allotments.

*	All of which has been previously paid.

Explanatory Note
          This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-128229) of SunAmerica Focused Alpha Large-Cap Fund, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of replacing Exhibit 2(r)(4), Code of Ethics for Marsico Capital Management LLC, and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Included in Part A:

Not applicable.

Included in Part B:

Independent Auditors’ Report†

Statement of Assets and Liabilities†

Notes to Financial Statements†

(2)	Exhibits
(a)	(1) Articles of Incorporation. Incorporated herein by reference to Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on September 9, 2005.

(2) Articles of Amendment to the Articles of Incorporation. Incorporated herein by reference to Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on September 9, 2005.

(3) Amended and Restated Articles of Incorporation. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(b)	Bylaws. Incorporated herein by reference to Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on September 9, 2005.

(c)	Not applicable

(d)	Not applicable

(e)	Form of Dividend Reinvestment and Cash Purchase Plan. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(f)	Not applicable

(g)	(1)	Form of Investment Advisory and Management Agreement between the Fund and SAAMCo. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the

Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(2)	Form of Subadvisory Agreement between the Fund, SAAMCo and Merrill Lynch Investment Managers L.P. (d/b/a Mercury Advisors). Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(3)	Form of Subadvisory Agreement between the Fund, SAAMCo and Marsico Capital Management, LLC. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(h)	(1)	Form of Purchase Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(2)	Additional Compensation Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.
(i)	Not applicable

(j)	Form of Custody Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(k)	(1)	Form of Transfer Agency and Service Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(2)	Form of Administrative Services Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.
(l)	Opinion and Consent of Dechert LLP. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(m)	Not applicable

(n)	Consent of PricewaterhouseCoopers LLP. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(o)	Not applicable

(p)	Form of Investment Letter. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

(q)	Not applicable

(r)	(1)	Code of Ethics of the Fund and SAAMCo. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(2)	SAAMCo’s Code of Ethics of the Principal Executive and Financial Officers of the Fund. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(3)	Code of Ethics for Mercury Advisors. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(4)	Code of Ethics for Marsico Capital Management, LLC. Filed herewith.

	(5)	Code of Ethics of Merrill Lynch & Co., Inc. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(6)	Code of Ethics of Royal Alliance Associates, Inc. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(7)	Code of Ethics of AIG Financial Advisors, Inc. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.

	(8)	Code of Ethics of FSC Securities, Inc. Incorporated herein by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock (“Common Stock”) filed with the Securities and Exchange Commission on December 22, 2005.
(s)	Power of Attorney. Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (File Nos. 333-128229 and 811-21805) as to the Registrant’s shares of common stock filed with the Securities Exchange Commission on October 21, 2005.

Item 26. Marketing Arrangements
          See Form of Purchase Agreement.
Item 27. Other Expenses of Issuance and Distribution

          The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$17,665
National Association of Securities Dealers, Inc. Fees	25,000
New York Stock Exchange Fees	30,000
Printing (Other than Certificates)	358,847
Engraving and Printing Certificates	—
Accounting Fees and Expenses	13,000
Legal Fees and Expenses	135,000
Miscellaneous	230,025

Total	$809,537

Item 28. Persons Controlled by or Under Common Control With Registrant
          None.
Item 29. Number of Holders of Securities
          Set forth below is the number of record holders as of December 21, 2005, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Shares of Common Stock
Item 30. Indemnification
          Article VII of the Registrant’s Articles of Incorporation provides as follows:

Section 7.1.	Limitation of Liability. To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 7.2.	Indemnification and Advance of Expenses. The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

Section 7.3	1940 Act. The provisions of this Article VII shall be subject to the limitations of the 1940 Act.
Item 31. Business and Other Connections of Investment Adviser
          SAAMCo is primarily in the business of providing investment management, advisory and administrative services. Reference is made to the most recent Form ADV and schedules thereto of SAAMCo on file with the Commission (File No. 801-19813) for a description of the names and employment of the directors and officers of SAAMCo and other required information.

          Mercury Advisors and Marsico Capital Management, LLC, the subadvisers of certain portions of the Funds assets, are primarily engaged in the business of rendering investment advisory services. Reference is made to the recent Form ADV and schedules thereto on file with the Commission for a description of the names and employment of the directors and officers of the following subadvisers, and other required information:

File No.
Mercury Advisors	801-12485

Marsico Capital Management, LLC	801-54914
Item 32. Location of Accounts and Records
          All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o AIG SunAmerica Asset Management Corp., Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311. Records are also maintained at Mercury Advisors, located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536 and Marsico Capital Management, LLC, located at 1200 17th Street, Suite 1600, Denver, Colorado 80202.
Item 33. Management Services
          Not applicable.
Item 34. Undertakings
1.	The Registrant undertakes to suspend the offering of its shares of Common Stock until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:
a.	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES
          Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Jersey City, and the state of New Jersey, on the 5th day of January, 2006.

SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.

By:	/s/ Vincent Marra

Name:	Vincent Marra
Title:	President

Signature	Title	Date

/s/ Peter A. Harbeck	Director	January 5, 2006
Peter A. Harbeck*

/s/ Vincent Marra	President (Principal Executive Officer)	January 5, 2006
Vincent Marra

/s/ Donna M. Handel	Treasurer (Principal Financial and	January 5, 2006
Donna M. Handel	Accounting Officer)

/s/ Jeffrey S. Burum	Director	January 5, 2006
Jeffrey S. Burum*

/s/ Dr. Judith L. Craven	Director	January 5, 2006
Dr. Judith L. Craven*

/s/ William F. Devin	Director	January 5, 2006
William F. Devin*

/s/ Samuel M. Eisenstat	Chairman and Director	January 5, 2006
Samuel M. Eisenstat*

/s/ Stephen J. Gutman	Director	January 5, 2006
Stephen J. Gutman*

/s/ William J. Shea	Director	January 5, 2006
William J. Shea*

*	Signatures affixed by Gregory N. Bressler pursuant to Powers of Attorney.

INDEX TO EXHIBITS

Exhibit 2(a)(3)	—	Amended and Restated Articles of Incorporation. *

Exhibit 2(e)	—	Form of Dividend Reinvestment and Cash Purchase Plan. *

Exhibit 2(g)(1)	—	Form of Investment Advisory and Management Agreement between the Fund and SAAMCo. *

Exhibit 2(g)(2)	—	Form of Subadvisory Agreement between the Fund, SAAMCo and Merrill Lynch Investment Managers L.P. (d/b/a Mercury Advisors). *

Exhibit 2(g)(3)	—	Form of Subadvisory Agreement between the Fund, SAAMCo and Marsico Capital Management, LLC. *

Exhibit 2(h)(1)	—	Form of Purchase Agreement. *

Exhibit 2(h)(2)	—	Additional Compensation Agreement. *

Exhibit 2(j)	—	Form of Custody Agreement. *

Exhibit 2(k)(1)	—	Form of Transfer Agency and Service Agreement. *

Exhibit 2(k)(2)	—	Form of Administrative Services Agreement. *

Exhibit 2(l)	—	Opinion and Consent of Dechert LLP. *

Exhibit 2(n)	—	Consent of PricewaterhouseCoopers LLP. *

Exhibit 2(p)	—	Form of Investment Letter. *

Exhibit 2(r)(1)	—	Code of Ethics of the Fund and SAAMCo. *

Exhibit 2(r)(2)	—	SAAMCo’s Code of Ethics of the Principal Executive and Financial Officers of the Fund. *

Exhibit 2(r)(3)	—	Code of Ethics for Mercury Advisors. *

Exhibit 2(r)(4)	—	Code of Ethics for Marsico Capital Management, LLC.

Exhibit 2(r)(5)	—	Code of Ethics of Merrill Lynch & Co., Inc. *

Exhibit 2(r)(6)	—	Code of Ethics of Royal Alliance Associates, Inc. *

Exhibit 2(r)(7)	—	Code of Ethics of AIG Financial Advisors, Inc. *

Exhibit 2(r)(8)	—	Code of Ethics of FSC Securities, Inc. *

*	Previously filed.